

William Slattery, CFA
Vice President
Listing Qualifications

Electronic Mail Only

December 28, 2017

Mr. Jeffrey Thomas
Chief, IT Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Thomas:

This is to certify that on December 28, 2017 The Nasdaq Stock Market (the "Exchange") received from
LIBERTY LATIN AMERICA LTD. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for
the registration of the following securities:


Class A Common Shares, par value $.01 per share
Class C Common Shares, par value $.01 per share


We further certify that the securities described above have been approved by the Exchange for listing and
registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with
effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

William Slattery

